AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                 ----------------------------------------------
                          CONSOLIDATED BALANCE SHEETS*
                          ----------------------------
                  Mllions of Mexican pesos of December 31, 2002
                  ---------------------------------------------
                                purchasing power
                                ----------------

                                                              At December 31,
                                                           ---------------------
                                                                                        Millions of U.S. Dollars (**)
                                                                                      ----------------------------
                                                               2001        2002            2001         2002
                                                               ----        ----            ----         ----
                             ASSETS
Current assets:
    Cash and cash equivalents                              Ps  1,718    Ps  1,434     US$    165   US$    138
    Pledged securities                                             -           86              -            8
    Accounts receivable                                        5,048        4,949            486          476
    Due from related parties                                     128          348             12           33
    Exhibition rights                                            545          310             52           30
    Inventories                                                  136          135             13           13
                                                           ---------    ---------       --------     --------
    Total current assets                                       7,575        7,261            729          699

    Accounts receivable from Unefon. S.A. de C.V.              1,931        2,009            186          193
    Property, machinery and equipment-Net                      2,450        2,328            236          224
    Television concessions-Net                                 3,743        3,742            360          360
    Exhibition rights                                          1,043        1,380            100          133
    Investment in Unefon, S.A. de C.V.                         1,848        1,756            178          169
    Investment in Todito.com, S.A. de C.V.                       398          320             38           31
    Advance payments to Pappas Telecasting through               660        1,154             63          111
     Azteca America
    Other assets                                               1,307        1,306            126          126
    Goodwill-Net                                               1,588        1,492            153          144
    Deferred income tax asset                                    214          159             21           15

    Total assets                                           Ps 22,757    Ps 22,907     US$  2,189   US$  2,204
                                                             =======      =======        =======      =======

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Current portion of long-term bank loans                Ps     38    Ps     47     US$      4   US$      5
    Senior secured notes                                                    1,559                         150
    Short-term debt                                              528          390             51           38
    Interest payable                                             210          289             20           28
    Exhibition rights payable                                    672          599             65           58
    Accounts payable and accrued expenses                        885          722             85           69
    Due to related parties                                       190          197             18           19
                                                              ------       ------           -----       -----
    Total current liabilities                                  2,524        3,803            243          366
                                                              -------      -------         -------      ------
Long-term liabilities:
    Senior secured notes                                       6,584        5,759            633          554
    Bank loans                                                 1,508        1,303            145          125
    Advertising advances                                       4,850        4,609            467          443
    Unefon advertising advances                                2,258        2,167            217          208
    Todito advertising, programming and services advance         715          504             69           49
    Exhibition rights payable                                    206          246             20           24
                                                              -------      -------         -------      ------
    Total long-term liabilities                               16,122       14,588          1,551        1,403
                                                              -------      -------         -------      ------
    Total liabilities                                         18,645       18,391          1,794        1,769
                                                              -------      -------         -------      ------
Stockholders' equity:
    Capital stock                                              2,903        2,903            279          279
    Premium on the issuance of capital stock                     170          170             16           16
    Insufficiency in the restatement of capital                 (700)        (734)           (67)         (71)
    Accumulated deficit                                         (513)        (393)           (49)         (38)
                                                              -------      -------         -------      ------
    Majority stockholders                                      1,860        1,946            179          187
    Minority stockholders                                      2,252        2,570            217          247
                                                              -------      -------         -------      ------
    Total stockholders' equity                                  4,112        4,516            396          434
                                                              -------      -------         -------      ------
                                                              -------      -------         -------      ------
    Total liabilities and stockholders' equity              Ps 22,757    Ps 22,907     US$  2,189   US$  2,204
                                                              =======      =======         =======      ======

    End of Period Exchange Rate                            Ps   9.16    Ps 10.395

*   Mexican GAAP.
**  The U.S. dollar figures  represent Mexican peso amounts as of December 31, 2002, expresed as of December 31, 2002 purchasing power, translated at the exchange rate of Ps. 10.395 per U.S. dollar.

                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                 ----------------------------------------------
                       CONSOLIDATED RESULTS OF OPERATIONS*
                       -----------------------------------

                 Millions of Mexican pesos of December 31, 2002
                 ----------------------------------------------


                                                        Year ended December 31,
                                                    -------------------------------

                                                                                                   Millions of U.S. Dollars (**)
                                                                                                 -------------------------------
                                                          2001                2002                  2001              2002
                                                          ----                ----                  ----              ----
Net revenue                                         Ps      6,127      Ps       6,743       US$        589     US$        649
                                                          -------             -------               -------            ------
Programming, production, exhibition and                     2,472               2,511                  238                242
transmission costs
Sales and administrative expenses                             973                 991                   94                 95
                                                          -------             --------              -------            ------
Total costs and expenses                                    3,445               3,502                  331                337
                                                          -------             --------              -------            ------
Operating profit before depreciation and amortization       2,682               3,241                  258                312

Depreciation and amortization                                 676                 447                   65                 43
                                                          -------             --------              -------            ------
Operating profit                                            2,006               2,794                  193                269
                                                          -------             --------              -------            ------
Other expense -Net                                           (221)               (202)                 (21)               (19)
                                                          --------            --------              -------            -------
Comprehensive financing cost:
Interest expense                                           (1,065)             (1,080)                (102)              (104)
Other financing expense                                       (64)               (187)                  (6)               (18)
Interest income                                               228                 171                   22                 16
Exchange gain (loss) -Net                                     345                (697)                  33                (67)
Gain on monetary position                                     121                  66                   12                  6

Net comprehensive financing cost                             (435)             (1,728)                 (42)              (166)
                                                          --------            --------              --------          --------
Income before provision for income tax and
deferred income                                             1,349                 864                  130                 83

Provisions for:
Income tax                                                   (211)               (265)                 (20)               (25)
Deferred income tax benefit (expense)                         220                 (44)                  21                 (4)

Net income                                          Ps      1,358      Ps         556       US$        131     US$         53
                                                          =========           =========             =========         =========
                                                          ---------           ---------             ---------         ---------
Net income of minority stock holders                Ps        669      Ps         436       US$         64     US$         42
                                                          =========           =========             =========         =========
                                                          ---------           ---------             ---------         ---------
Net income of majority stock holders                Ps        688      Ps         120       US$         66     US$         12
                                                          =========           =========             =========         =========

End of Period Exchange Rate                         Ps       9.16      Ps       10.40

*  Mexican GAAP.
** The U.S. dollar figures  represent Mexican peso amounts as of December 31, 2002, expresed as of December 31, 2002 purchasing power, translated at the exchange rate of Ps. 10.395 per U.S. dollar.


                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                 ----------------------------------------------
                       CONSOLIDATED RESULTS OF OPERATIONS*
                       -----------------------------------

                 Millions of Mexican pesos of December 31, 2002
                 ----------------------------------------------


                                                        Fourth quarter ended December 31,
                                                   --------------------------------------

                                                                                                  Millions of U.S. Dollars (**)
                                                                                              ----------------------------------
                                                             2001                2002                2001                2002
                                                             ----                ----                ----                ----

Net revenue                                            Ps      1,923      Ps       2,027     US$         185     US$         195
                                                              ---------         ----------         -----------          -----------
Programming, production, exhibition and transmission costs       714                 504                  69                  48
Sales and administrative expenses                                268                 271                  26                  26
                                                              ---------         ----------         -----------          ------------
Total costs and expenses                                         982                 775                  94                  75
                                                              ---------         ----------         -----------          ------------

Operating profit before depreciation and amortization            941               1,252                  91                 120

Depreciation and amortization                                    167                   3                  16                   0
                                                              ---------         ----------         -----------          ------------
Operating profit                                                 774               1,249                  74                 120
                                                              ---------         ----------         -----------          ------------
Other income -Net                                                 34                  68                   3                   7
                                                              ---------         ----------         -----------          ------------

Comprehensive financing cost:
Interest expense                                                (261)               (291)                (25)                (28)
Other financing expense                                           (7)                (27)                 (1)                 (3)
Interest income                                                   46                  34                   4                   3
Exchange gain (loss)- Net                                        230                 (17)                 22                  (2)
Gain on monetary position                                         19                  11                   2                   1
                                                              ---------         ----------         -----------          ------------
Net comprehensive financing  income (cost)                        28                (290)                  3                 (28)
                                                              ---------         ----------         -----------          ------------

Income before provision for income tax and deferred income tax   836               1,027                  80                  99


Provisions for:
Income tax                                                      (193)               (112)                (19)                (11)
Deferred income tax benefit (expense)                             69                 (43)                  7                  (4)

Net income                                             Ps        712      Ps         872     US$          68     US$          84
                                                              =========         ==========         ===========          ============
                                                              ---------         ----------         -----------          ------------
Net income of minority stock holders                   Ps        303      Ps         316     US$          29     US$          30
                                                              =========         ==========         ===========          ============
                                                              ---------         ----------         -----------          ------------
Net income of majority stock holders                   Ps        409      Ps         555     US$          39     US$          53
                                                              =========         ==========         ===========          ============


End of Period Exchange Rate                            Ps       9.16      Ps      10.395

*  Mexican GAAP.
** The U.S. dollar figures  represent Mexican peso amounts as of December 31, 2002, expresed as of December 31, 2002 purchasing power, translated at the exchange rate of Ps. 10.395 per U.S. dollar.